


fathom

September 2017

OVERVIEW

At Fathom, we create and curate underwater experiences. Through hardware and software, Fathom allows anyone to explore underwater simply and intuitively.



FATHOM ONE

The adaptable, easy to use, underwater drone

- Allows underwater exploration to be accessible and intuitive

- Patent pending modularity – allows the Fathom One to be adaptable to many different use cases

- Applications for boating, fishing, and scuba diving



I CAN USE IT FOR
WHAT?



Marinas



Aquariums



Fishing



Cinematography



Infrastructure Inspection



Research and Education



Hazardous Environments



Tourism



Search and Rescue

TRACTION

Since September 2016, Fathom has had over 500 pre-orders resulting in over $250,000. In addition, Fathom is currently working on partnerships with retailers and is part of the Techstars Mobility class of 2017.

$190k

KICKSTARTER





MARKET POTENTIAL

AFTERMARKET BOATING ACCESSORIES

$5.6 BILLION

$120 BILLION

$1.9 BILLION

OUTDOOR RECREATION PRODUCTS

CONSUMER DRONES

BUSINESS MODEL

Revenue Model	Direct Sales and Partnerships
Customer Acquisition Strategy	Tradeshows and Retailers
Price	Direct Sale: $1,000

Potential Future Revenue Streams: Search and Rescue, Pipeline Inspections, Infrastructure Inspections



- Ted Serbinski
- Brandon Roskowski
- John Crick

The co-founders of Fathom have been working together for over 3 years on Fathom. The entire team has technical backgrounds with expertise in other areas such as operations, financials, and marketing. Since the founding, the team has been part of the Techstars Mobility program in 2017, the Yale Entrepreneurial Institute in 2015, Emerge Xcelerate in 2015, and the Hope College Entrepreneurial Institute. Through these programs, Fathom has been able to develop as a team and surround themselves with great mentors and advisors.

USE OF FUNDS

Raising 1,000,000 for inventory, marketing, and operations.

- Inventory: 1000 units in our first batch
- Marketing: Hiring a sales representative and tradeshow marketing
- Operations: Product development and business expenses



QUESTIONS?

EMAIL: MATT@FATHOMDRONE.COM